UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Macquarie Infrastructure Company LLC

(Name of Issuer)

Limited Liability Company Interests

(Title of Class of Securities)

55608B105

(Cusip Number)

Michael Kernan
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

June 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

SCHEDULE 13D/A

CUSIP No. 55608B105	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,797,557
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,797,557
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,797,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D/A

CUSIP No. 55608B105	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,816,681
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,816,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D/A

CUSIP No. 55608B105	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,124
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,124
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 13 Pages

This Amendment No. 3 amends the Report on Schedule 13D filed on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Report on Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL and the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (together, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 1. Security and Issuer.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA, MGL and MGSA.

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019. MGL and MGSA have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

MGSA is a direct wholly owned subsidiary of MGL. MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Capital Funds Inc. (“MCFI”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Capital International Holdings Pty Ltd (f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Capital Group Pty Ltd, a company formed under the laws of Australia (“MCGL”). MCGL is a direct wholly owned subsidiary of Macquarie Financial Holdings Limited, a company formed under the laws of Australia (“MFHL”). MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MEQH, MGUSH1, MCIHL, MCGL and MFHL have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MCFI and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

The directors and executive officers of MIMUSA, MGSA and MGL are set forth on Schedules I, II and III attached hereto, respectively. Schedules I, II and III set forth the following information with respect to each such person:

i)	name;
ii)	business address (or residence address where indicated);
iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
iv)	citizenship.

During the last five years, none of MIMUSA, MGSA, MGL, MEQH, MGUSH1, MGIHL, MHUSA or MCFI, nor any person named in Schedules I, II and III, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information.

For the quarter ended June 30, 2009, MIMUSA has elected to reinvest $891,091.78 of its base management fees in LLC Interests of the Issuer (the “June Reinvestment ”), pursuant to the terms of the Management Services Agreement. On September 8, 2009, the Issuer issued 149,795 LLC Interests to MIMUSA upon such reinvestment.

For the quarter ended September 30, 2009, MIMUSA has elected to reinvest $1,639,403.27 of its base management fees in LLC Interests of the Issuer (the “September Reinvestment ”), pursuant to the terms of the Management Services Agreement described below. On December 2, 2009, the Issuer issued 180,309 LLC Interests to MIMUSA upon such reinvestment.

For the quarter ended December 31, 2009, MIMUSA has elected to reinvest $1,893,937.61 of its base management fees in LLC Interests of the Issuer (the “December Reinvestment ”), pursuant to the terms of the Management Services Agreement described below. On March 31, 2010, the Issuer issued 138,955 LLC Interests to MIMUSA upon such reinvestment.

Page 6 of 13 Pages

For the quarter ended March 31, 2010, MIMUSA has elected to reinvest $2,188,805.51 of its base management fees in LLC Interests of the Issuer (the “March Reinvestment ”), pursuant to the terms of the Management Services Agreement described below. On June 11, 2010, the Issuer issued 155,375 LLC Interests to MIMUSA upon such reinvestment.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

(a)–(b) Please refer to the schedules preceding the table of contents of this Schedule 13D for each of MIMUSA and MBL.

(c) Except as disclosed above, neither MIMUSA nor MBL has effected any transaction in the LLC Interests during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Page 7 of 13 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

June 21, 2010	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ James Hooke
		Name:	James Hooke
		Title:	President and Chief Executive Officer

Page 8 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

June 21, 2010	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ Bruce Phipson
		Name:	Bruce Phipson
		Title:	Director

MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

By:	/s/ Paula Walsh
	Name:	Paula Walsh
	Title:	Company Secretary

Page 9 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

June 21, 2010	MACQUARIE GROUP LIMITED

	By:	/s/ Greg Ward
		Name:	Greg Ward
		Title:	Executive Director

MACQUARIE GROUP LIMITED

By:	/s/ Paula Walsh
	Name:	Paula Walsh
	Title:	Company Secretary

Page 10 of 13 Pages

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

	Position with Reporting	Principal Occupation
Name	Person
James Hooke	Chief Executive Officer, President and Director	Chief Executive Officer of the Issuer

Jay Davis	Vice President and Director	Managing Director, Macquarie Group Limited

Stephen Mentzines	Director	Executive Director, Macquarie Group Limited

Kathleen Hahn	Treasurer	Head of Corporate Affairs Group – Americas

Amanda Reed	Secretary	Attorney

Anna Boniface	Assistant Secretary	Solicitor (Australia)

Page 11 of 13 Pages

SCHEDULE II

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation	Country of citizenship (if not Australia)
Board Members
	W. Richard Sheppard	Managing Director of Macquarie Bank Limited

	Gregory C. Ward	Chief Financial Officer of Macquarie Group Limited

	Stuart J. Dyson	Financial Controller of Macquarie Group Limited

	Bruce Phipson	Division Director

Page 12 of 13 Pages

SCHEDULE III

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation	Country of citizenship (if not Australia)
Board Members	David S. Clarke	Non-executive Director

	Michael John Hawker	Non-executive Director

	Nicholas W. Moore	Executive Director

	Peter M. Kirby	Non-executive Director

	Catherine B. Livingstone	Non-executive Director

	H. Kevin McCann	Non-executive Director

	John R. Niland	Non-executive Director

	Helen M. Nugent	Non-executive Director

	Peter H. Warne	Non-executive Director

Page 13 of 13 Pages